SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 27, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

2015 Nine Month Group Financial Report

Interim consolidated financial statements for the nine months ended September 30, 2015

Key Financials

Key Financials	2015	2014				2015	2014
(in EUR million)	9M	9M*		+/-		Q3	Q3*		+/-
Revenues	135.3	135.8		0%		54.6	45.6		20%
Gross profit	30.2	29.2	*	3%		17.8	6.7	*	166%
Gross margin	22%	22%	*	0	pp	33%	15%	*	18	pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-17.6	-27.5		36%		4.1	-14.0		129%
Operating result (EBIT)	-25.2	-39.4		36%		1.5	-17.9		108%
EBIT margin	-19%	-29%		10	pp	3%	-39%		42	pp
Net result	-27.3	-43.4		37%		0.3	-19.9		102%
Net result margin	-20%	-32%		12	pp	1%	-44%		45	pp
Net result per share - basic (EUR)	-0.24	-0.39		38%		0.01	-0.18		106%
Net result per share - diluted (EUR)	-0.24	-0.39		38%		0.01	-0.18		106%
Free cash flow**	-22.3	-52.9		58%		-10.0	-21.7		54%
Total order intake	135.8	149.4		-9%		34.4	50.2		-31%
Equipment order backlog (end of period)	72.3	70.7		2%		72.3	70.7		2%

* Restated according to “Additional Disclosures, 1. Accounting Policies” in this report

** Operating CF + Investing CF + Changes in Cash Deposits adjusted for acquisition effects (upfront payments and loan)

Key Share Data

Key Share Data	9M/2015		9M/2014
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	5.42	6.06	11.97	15.13
Period High Price	9.38	11.21	12.84	17.73
Period Low Price	4.93	5.41	9.26	12.39
Number of shares issued (end of period)	112,715,180		112,645,642
Market capitalization (end of period), million EUR, million USD	610.9	683.1	1,347.8	1,704.3

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor or other complex materials, process engineering, consulting and training, including ongoing customer support and after-sales service.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by increased processing speed, improved efficiency, and reduced cost of ownership requirements for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes customer-specific systems capable of depositing material films on a diverse range of different substrate sizes and materials.

The deposition process technologies include Metal-Organic Chemical Vapor Deposition („MOCVD”) for the deposition of compound materials for the production of LEDs, Power Electronics or processors. For the thin film deposition for organic electronics applications, AIXTRON offers Polymer Vapor Phase Deposition (“PVPD™”), Organic Vapor Phase Deposition (“OVPD®”) especially for large area deposition for Organic Light Emitting Diodes („OLED”) applications and thin film encapsulation technologies. Plasma Enhanced Chemical Vapor Phase Deposition („PECVD”) is also being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For silicon semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”) and Atomic Layer Deposition (“ALD”). Additionally, MOCVD technology is applied to deposit compound materials for the development of future logic devices.

The Company’s R&D capability remains of important strategic significance, as it provides for a competitive, state-of-the-art technology portfolio and supports the future business development. Therefore, AIXTRON is committed to investing specifically in research and development projects to not only further pursue the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets in the fields of Power Electronics, Organic Semiconductors and next generation Memory and Logic applications.

Environmental protection and the responsible use of resources are an essential part of AIXTRON’s business strategy. The Company’s engineers work on improving AIXTRON’s systems continuously, both in terms of resource conservation and environmental-friendly design and function. The implementation of an energy management system implemented on Company level according to DIN EN ISO 50001:2011 contributes to the efficient use of energy and the careful use of resources.

2. Macroeconomic and Industry Developments

Macroeconomic developments

As global growth has slowed in the first half-year 2015 and general growth conditions in emerging and developing countries have become even tighter, especially in China, the International Monetary Fund (IMF) in its World Economic Outlook (published October 6, 2015) has reduced its global growth forecast for 2015. While the underlying growth drivers in advanced economies remain intact, emerging and developing countries are facing slowing growth. Moreover, this slowdown in emerging and developing countries might also lead to falling demand in the advanced economies. As a result, the IMF has reduced its global growth forecast for 2015 by 0.2 percentage points to 3.1% (2014: 3.4%), with growth in the advanced economies now being projected at 2.0% (previously: 2.1%) and in the emerging and developing countries at 4.0% (previously: 4.2%).

However, AIXTRON is much more dependent on industry specific cycles and does not expect the global economic environment to negatively affect its business development in 2015.

With the positive economic development in the U.S. and the continued expansive monetary policy of the European Central Bank, the US dollar has seen a further significant improvement in the first quarter of 2015 against the Euro, reaching a peak of approximately 1.05 USD/EUR in mid-March. In the second quarter, based on some weaker than expected economic data from the U.S., the exchange rate saw a rebound up to approximately 1.15 USD/EUR. In the third quarter, the exchange rate moved sideways, mostly within a relatively small range. However, increasing concerns about the global economic development and resulting speculation regarding the future monetary policy of the Fed have led the US dollar into a slight downward trend. Compared to the previous year’s closing price of 1.217 USD/EUR, the US dollar exchange rate at the end of the third quarter improved to 1.116 USD/EUR. Compared to the third quarter 2014 (closing price: 1.269 USD/EUR) the US dollar strengthened by approximately 12%. The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first nine months of 2015 was 1.12 USD/EUR (Q1/2015: 1.16 USD/EUR; Q2/2015: 1.10 USD/EUR; Q3/2015: 1.11 USD/EUR). Thus, compared to the same period of the previous year (9M/2014: 1.36 USD/EUR), the average US dollar exchange rate was up about 18%, having a respectively positive effect on AIXTRON’s US dollar denominated revenue and earnings in the first nine months of 2015.

Industry developments

While the global LED chip market is still set for further double-digit annual growth in terms of both revenues and units, supported by government initiatives for LED lighting and decreasing average selling prices, industry experts are also seeing strong growth in the OLED segment. In a recent research report IDTechEx has forecast significant growth for OLED displays where revenues with plastic and flexible OLED displays are expected to surge from less than USD 2 billion in 2015 to more than USD 16 billion in 2020, a CAGR of some 55%. Another market with double-digit growth perspectives is Power Electronics, where the market value is expected to more than double from USD 20.5 billion in 2014 to some USD 46 billion in 2022, driven by increasing demand for power management devices in consumer applications, renewable energy and smart grids (source: Big Market Research).

3. Business Performance and Key Developments

Due to the ongoing qualification process of our AIX R6 showerhead tool at various customers, demand for our showerhead tools for LED applications has been very slow. We saw stronger demand for our technologies to manufacture specialty LED, laser or other applications but the overall demand and shipments in the first nine months of 2015 remained weak.

AIXTRON’s total order intake (including spares & service) in the third quarter 2015 decreased 31% year-on-year and 34% sequentially to EUR 34.4m in the third quarter (Q3/2014 incl. spares & service: EUR 50.2m; Q2/2015 incl. spares & service: EUR 52.5m; 9M/2015 incl. spares & service: EUR 135.8m; 9M/2014 incl. spares & service: EUR 149.4m). The equipment order backlog of EUR 72.3m as at September 30, 2015 was 2% higher than at the same point in time in 2014, but 21% lower than the Q2/2015 backlog (Q3/2014: EUR 70.7m; Q2/2015: EUR 91.2m). This backlog figure continues to exclude tools for the major Chinese customer.

Revenues at EUR 54.6m in Q3/2015 were 20% higher than the previous year and 35% ahead of the previous quarter (Q3/2014: EUR 45.6m; Q2/2015: EUR 40.4m), driven by higher scheduled shipments. On a nine-month basis, 9M/2015 revenues were in line with the previous year (9M/2015: EUR 135.3m; 9M/2014: EUR 135.8m).

The third quarter cost of sales* at EUR 36.8m (Q3/2014: EUR 38.9m; Q2/2015: EUR 36.8m) was down 5% year-on-year and flat sequentially despite higher revenues. On a nine-month basis, cost of sales was down 1% at EUR 105.1m (9M/2014: EUR 106.5m).

This resulted in Q3/2015 gross profit* of EUR 17.8m, up 166% year-on-year (Q3/2014: EUR 6.7m; Q2/2015: EUR 3.6m; 9M/2015: EUR 30.2m; 9M/2014: EUR 29.2m). The gross margin* in Q3/2015 was 33% (Q3/2014: 15%; Q2/2015: 9%; 9M/2015: 22%; 9M/2014: 22%) due to a better product mix.

In Q3/2015, operating costs* at EUR 16.3m were both lower on a year-on-year comparison and sequentially (Q3/2014: EUR 24.6m; Q2/2015: EUR 21.5m), which was mainly due to better cost control and a contractual compensation payment recorded in other operating income. On a nine-month comparison, operating costs were down 19% from EUR 68.7m in 9M/2014 to EUR 55.4m in 9M/2015.

EBITDA in the third quarter 2015 was positive at EUR 4.1m compared to EUR -15.3m in the previous quarter which was mainly related to the above mentioned factors. This supports the Company’s target to achieve an EBITDA break-even in the second half of 2015. EBITDA in the first nine months of 2015 came in at EUR -17.6m, which is an improvement compared to the first nine months of 2014 (Q3/2014: EUR -14.0m; Q2/2015: EUR -15.3m; 9M/2014: EUR -27.5m).

As a result of the above-mentioned developments, Q3/2015 EBIT was positive at EUR 1.5m (Q3/2014: EUR -17.9m; Q2/2015: EUR -17.9m; 9M/2015: EUR -25.2m; 9M/2014: EUR -39.4m).

For the first time since Q3/2013, the net result for Q3/2015 amounted to positive EUR 0.3m (Q3/2014: EUR -19.9m; Q2/2015: EUR -18.1m; 9M/2015: EUR -27.3m; 9M/2014: EUR -43.4m).

The operating cash flow in Q3/2015 amounted to EUR -7.2m (Q3/2014: EUR -18.5m; Q2/2015: EUR 3.7m; 9M/2015: EUR -13.5m; 9M/2014: EUR -43.6m), mainly due to restructuring related payments and lower inflows from advance payments from customers. Including capital expenditures of EUR 2.9m, the free cash flow** in Q3/2015 was EUR -10.0m (Q3/2014: EUR -21.7m; Q2/2015: -0.1m; 9M/2015: EUR -22.3m; 9M/2014: EUR -52.9m).

AIXTRON reported cash and cash equivalents (including bank deposits with a maturity of more than three months) of EUR 243.5m as of September 30, 2015, which is EUR 24.6m below the EUR 268.1m recorded on December 31, 2014. The difference from the free cash flow stems mainly from currency effects of cash held in US-Dollars and the acquisition of PlasmaSi, Inc. in April 2015. The Company did not have any bank borrowings.

*  Cost of Sales and Selling Expenses have been reclassified according to “Additional Disclosures, 1. Accounting Policies” in this report

** 2015 free cash flow adjusted for acquisition effects (upfront payments and loan)

4. Results of Operations

4.1. Development of Revenues

During the first nine months of 2015, AIXTRON recorded total revenues of EUR 135.3m, similar to the same period last year (9M/2014: EUR 135.8m). This is a reflection of the ongoing, and longer than expected, qualification process of the AIX R6 MOCVD tool. Compared to the previous quarter, revenues in Q3/2015 were up 35% at EUR 54.6m (Q2/2015: EUR 40.4m) due to increasing MOCVD equipment sales for LED and other applications.

Equipment revenues in 9M/2015 were EUR 99.1m (9M/2014: EUR 99.9m), representing 73% of the total 9M/2015 revenues (9M/2014: 74%). In the third quarter 2015, equipment revenues amounted to EUR 41.3m (Q3/2014: EUR 33.0m). In a quarterly sequential comparison, equipment revenues were up 44% (Q2/2015: EUR 28.7m).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first nine months 2015 are mainly used for the production of LEDs. The next biggest end-market in terms of revenues for AIXTRON equipment in the first nine months of 2015 was equipment predominantly used by the silicon semiconductor industry followed by equipment bought for the production of power electronics.

The non-equipment revenues were generated by the sale of spares and service and were 27% of total revenues in 9M/2015 (9M/2014: 26%; Q3/2015: 24%; Q2/2015: 29%).

	2015		2014
Revenues by Equipment, Spares &	9M		9M		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	99.1	73	99.9	74	-0.8	-1
Other revenues (service, spare parts, etc.)	36.1	27	35.9	26	0.2	1
Total	135.3	100	135.8	100	-0.5	0

72% of total revenues in 9M/2015 were generated by sales to customers in Asia which was lower compared to the previous year (9M/2014: 81%; Q2/2015: 75%). Meanwhile, 12% of revenues in 9M/2015 were generated in Europe (9M/2014: 14%; Q2/2015: 10%) and the remaining 16% in the Americas (9M/2014: 5%; Q2/2015: 14%).

	2015		2014
	9M		9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	97.2	72	110.6	81	-13.4	-12
Europe	16.2	12	18.7	14	-2.5	-14
Americas	21.9	16	6.5	5	15.4	237
Total	135.3	100	135.8	100	-0.5	0

4.2. Development of Results

	2015		2014
	9M		9M restated*		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	105.1	78	106.5	78	-1.4	-1
Gross profit	30.2	22	29.2	22	1.0	3
Operating costs	55.4	41	68.7	51	-13.2	-19
Selling expenses	9.0	7	10.2	8	-1.2	-12
General and administration expenses	12.1	9	13.9	10	-1.8	-12
Research and development costs	41.1	30	45.5	34	-4.4	-10
Net other operating (income) and expenses	(6.7)	-5	(0.9)	-1	(5.8)	-631

On a yearly comparison, cost of sales* in 9M/2015 remained largely stable at EUR 105.1m (78% of revenues) compared to EUR 106.5m (78% of revenues) in 9M/2014. Sequentially, the absolute value of cost of sales was flat with EUR 36.8m (91% of revenues) in Q2/2015 and EUR 36.8m (67% of revenues) in Q3/2015. This was mainly related to a better product mix as well as the impact from the longer than expected qualification processes of the AIX R6 MOCVD tool recorded in the previous quarter.

Against this background, the Company’s gross profit* in 9M/2015 was up 3% year-on-year to EUR 30.2m (9M/2014: EUR 29.2m), resulting in a gross margin of 22% (9M/2014: 22%). On a quarterly comparison, the gross profit in Q3/2015 increased sequentially to EUR 17.8m (Q2/2015: EUR 3.6m; (Q3/2014: EUR 6.7m), due to higher revenues at stable cost of sales. Consequently, the Q3/2015 gross margin* improved sequentially by 24 percentage points to 33% (Q2/2015: 9%; Q3/2014: 15%).

Operating costs* in 9M/2015 of EUR 55.4m were down by 19% year-on-year compared to EUR 68.7m in 9M/2014. On a quarterly sequential comparison, operating costs declined to EUR 16.3m (Q2/2015: EUR 21.5m), which was mainly due to better cost control and other operating income from a contractual compensation payment.

The operating cost development was influenced by the following single factors:

Selling expenses* in 9M/2015 decreased year-on-year in absolute and relative terms to EUR 9.0m or 7% of revenues (9M/2014: 10.2m or 8%). Sequentially, Q3/2015 selling expenses decreased by 8% and amounted to EUR 2.7m or 5% of revenues (Q2/2015: EUR 3.0m or 7%). This decrease was mainly due to lower depreciation costs.

In 9M/2015, general and administration expenses were down by 12% year-on-year to EUR 12.1m (9M/2014: EUR 13.9m). In Q3/2015, general and administration expenses were down sequentially to EUR 3.6m (Q2/2015: EUR 4.2m).

Research and development costs in 9M/2015 decreased by 10% year-on-year to EUR 41.1m (9M/2014: EUR 45.5m). Sequentially, R&D costs in Q3/2015 at EUR 13.5m (Q2/2015: EUR 14.6m) were down 8%, which was mainly related to reductions from the execution of the restructuring program, whereas the OLED and Silicon application related R&D activities increased.

An example of a recently started R&D activity in the reporting period includes a funded project within the “Horizon 2020” program of the European Commission. AIXTRON is partner in a project of the Marie Skłodowska-Curie Initial Training Network “EXCILIGHT”. The project aims to research new materials for easy-to-tailor, ultra-efficient OLED lighting.

	2015	2014
Key R&D Information	9M	9M	+/-
R&D expenses (million EUR)	41.1	45.5	-10%
R&D expenses, % of sales	30	34
R&D employees (period average)	267	283	-6%
R&D employees, % of total headcount (period average)	35	36

*  Cost of Sales and Selling Expenses have been reclassified according to “Additional Disclosures, 1. Accounting Policies” in this report

Net other operating income and expenses in the first nine months of 2015 resulted in an income of EUR 6.7m (9M/2014: EUR 0.9m income), mainly due to positive currency effects. In Q3/2015, net other operating income was up sequentially to EUR 3.4 m compared to positive EUR 0.3m in Q2/2015 mainly due to a contractual compensation payment.

In 9M/2015, AIXTRON recorded a net currency income of EUR 2.8m (9M/2014: expense of EUR 1.0m) from currency transaction and translation differences of balance sheet positions.

EUR 1.7m of R&D grants received in 9M/2015 (9M/2014: EUR 1.1m; Q3/2015: EUR 1.1m; Q2/2015: EUR 0.4m) were recorded as other operating income.

At EUR -17.6m EBITDA in the first nine months 2015 improved significantly against the previous year (9M/2014: EUR -27.5m) and sequentially (Q3/2015: EUR 4.1m; Q2/2015: EUR -15.3m) on a quarterly view due to the above mentioned effects.

The operating result (EBIT) also improved in a year-on-year comparison from EUR -39.4m in 9M/2014 to EUR -25.2m in 9M/2015. Compared to the previous quarter, the operating result in Q3/2015 improved significantly to positive EUR 1.5m due to the higher revenues and lower operating costs in the quarter (Q2/2015: EUR -17.9m).

Due to the above mentioned developments, result before taxes improved from EUR -38.5m in 9M/2014 to EUR -24.6m in 9M/2015. The result before taxes includes net financial income of EUR 0.6m in 9M/2015 (9M/2014: EUR 0.9m; Q3/2015: EUR 0.2m; Q2/2015: EUR 0.2m). In Q3/2015, the result before taxes was positive at EUR 1.6m (Q2/2015: EUR -17.7m).

In 9M/2015, AIXTRON recorded a country specific tax expense of EUR 2.6m (9M/2014: EUR 4.9m tax expense; Q3/2015: EUR 1.3m tax expense; Q2/2015: EUR 0.4m tax expense).

The Company’s net result improved year-on-year from EUR -43.4m in 9M/2014 to EUR -27.3m in 9M/2015. In Q3/2015, the net earnings amounted to a positive EUR 0.3m (Q2/2015: EUR -18.1m).

4.3. Development of Orders

Equipment Orders	2015	2014	+/-
(in EUR million)	9M	9M	m EUR	%
Total order intake incl. spares & service	135.8	149.4	-13.6	-9
Equipment order backlog (end of period)	72.3	70.7	1.6	2

As a matter of internal policy, the 2015 US dollar based equipment order intake and backlog are recorded at the current 2015 budget exchange rate of 1.25 USD/EUR (2014: 1.35 USD/EUR). In order to better reflect industry practice, Management has decided to start reporting total order intake including spares & service from January 1st, 2015 rather than continuing to report equipment order intake only. For comparison reasons, previous figures have been adopted to this policy. Due to the generally quick turnaround of spares & service into revenues, the equipment order backlog figures will remain unchanged and continue to include equipment orders only.

In 9M/2015, total order intake including spares & service was lower year-on-year at EUR 135.8m (9M/2014: EUR 149.4m incl. spares & service). In Q3/2015, order intake came in at EUR 34.4m declining by 34% sequentially (Q2/2015: EUR 52.5m incl. spares & service) due to lower overall market demand in the quarter including the effect from the still ongoing qualification process of the AIX R6.

The equipment order backlog of EUR 72.3m as at September 30, 2015 was 2% higher than the EUR 70.7m at the same point in time in 2014, but 21% lower than the Q2/2015 backlog of EUR 91.2m. Following the Company’s internal policy, this backlog figure continues to exclude tools for the major Chinese customer.

As a matter of strict internal policy, AIXTRON follows clear requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1. the receipt of a firm written purchase order,

2. the receipt of the agreed deposit,

3. accessibility to the required shipping documentation,

4. a customer confirmed agreement on a system specific delivery date.

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

5. Financial Position and Net Assets

The Company did not have any bank borrowings as of September 30, 2015.

Total equity as of September 30, 2015 decreased by EUR 19.2m to EUR 396.5m compared to EUR 415.7m as of December 31, 2014. This was mainly due to the losses incurred which were partially offset by positive currency translation effects. The equity ratio at 75% as of September 30, 2015, showed a decrease compared to 78% as of December 31, 2014, reflecting the results of the period.

The AIXTRON Group’s capital expenditures for the first nine months of 2015 amounted to EUR 10.3m (9M/2014: EUR 9.4m), of which EUR 9.8m (9M/2014: EUR 9.0m) related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 243.5m (EUR 117.5m + EUR 126.0m cash deposits) as of September 30, 2015 compared to EUR 268.1m (EUR 116.6m + EUR 151.5m cash deposits) as of December 31, 2014 as reflected in the Free Cash Flow, including capital expenditures. The difference from the Free Cash Flow stems mainly from currency effects of cash held in US-Dollars and the acquisition of PlasmaSi, Inc. in April 2015.

The value of property, plant and equipment was higher at EUR 80.9m as of September 30, 2015 (EUR 77.3m as of December 31, 2014) mainly due to additions to laboratory equipment.

The value of goodwill was at EUR 75.7m as per September 30, 2015, with additional EUR 10.9m compared to EUR 64.8m as per December 31, 2014. The difference was mainly related to the acquisition of PlasmaSi, Inc. in April 2015 and to exchange rate fluctuations. There were no impairments in the first nine months of 2015.

The value of other intangible assets also increased to EUR 6.4m as per September 30, 2015 (EUR 2.5m as per December 31, 2014) mainly due to the PlasmaSi, Inc. acquisition in April 2015.

The value of other current assets as per September 30, 2015 remained virtually stable at EUR 7.1m (EUR 7.7m as per December 31, 2014).

Inventories, including raw materials, unfinished and finished goods, increased to EUR 87.0m as per September 30, 2015, compared to EUR 81.7m as of December 31, 2014, which was a reflection of the current business volume.

Advance payments from customers increased by EUR 17.9m to EUR 84.8m as of September 30, 2015 compared to EUR 66.9m as of December 31, 2014, reflecting a higher order backlog.

Trade receivables were EUR 22.9m as of September 30, 2015 (December 31, 2014: EUR 26.3m).

Provisions (including non-current and current provisions) were down EUR 4.0m from EUR 29.3m as of December 31, 2014 to EUR 25.3m as of September 30, 2015. The reduction is largely reflecting the execution of the restructuring program which was partially offset by the increase in provisions following the acquisition of PlasmaSi, Inc.

6. Opportunities and Risks

AIXTRON expects the following market trends and opportunities in the relevant end user markets could possibly have a positive effect on future business:

Short Term

•                  Further increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Market positioning of the new AIX R6 MOCVD tool for LED manufacturing.

•                  Increased usage of GaN based devices for energy efficient Power Electronics.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications, e.g. in emerging hybrid and electrical automotive as well as in photovoltaic transistor applications.

•                  Development of next generation NAND and DRAM memory devices.

Mid- to Long-Term

•                  Increasing use of LEDs for industrial lighting.

•                  Development of new wide-band-gap applications such as RF and System-on-Chip with integrated power management.

•                  Progress in the development of large area OLED devices requiring efficient deposition technologies.

•                  Progress in the development of flexible and rigid OLED devices requiring thin-film encapsulation.

•                  Further progress in the development of GaN-on-Silicon LEDs.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Increased development activity for specialized compound solar cell applications.

•                  Increasing requirements for High-k and interconnect components, implying a new approach to production technologies.

•                  Progress in the convergence of compound semiconductor material applications for further miniaturization, e.g. substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of alternative LED applications such as Visual Light Communication technology.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2014 and in the section “Risk Factors” in AIXTRON’s 2014 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 24, 2015. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first nine months of 2015, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2014 Annual Report/20-F Report referred to above.

7. Outlook

Based on the results of the first nine months of 2015 and the assessment of AIXTRON’s risks and opportunities, Management expects 2015 full year revenues of EUR 190m to 200m, based on the USD/EUR exchange rate of 1.12 as of September 30, 2015. The guidance was revised due to a postponement of shipments to a major Chinese customer which were planned for delivery in 2015. These deliveries are now expected for 2016 depending on the progress of the ongoing milestone based qualification process.

Management reiterates its target to reach EBITDA break-even within the second half of 2015. Year-on-year, EBIT and net result are expected to improve but to remain negative for the full year 2015.

Driven by further increasing LED adoption for different applications in conjunction with a very competitive end market environment, Management continues to expect stronger demand for more productive MOCVD production equipment.

Management will continue its activities to increase efficiency with a particular emphasis on costs, margin contributions and the allocation of funds. R&D costs will remain at high levels due to the execution of crucial R&D projects for its future technologies for OLED, Power Electronics, Logic, etc.

The Company continues to expect that it will not require any external bank debt financing in 2015 and will also retain its strong equity base in the foreseeable future.

As of September 30, 2015, AIXTRON was not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

Interim Financial Statements

1. Consolidated Income Statement*

		9M/2014
in EUR thousands	9M/2015	Restated	+/-

Revenues	135,274	135,757	-483
Cost of sales	105,088	106,527	-1,439
Gross profit	30,186	29,230	956

Selling expenses	8,974	10,177	-1,203
General administration expenses	12,078	13,899	-1,821
Research and development costs	41,058	45,493	-4,435
Other operating income	7,434	2,053	5,381
Other operating expenses	735	1,137	-402
Operating result	-25,225	-39,423	14,198

Finance Income	620	941	-321
Finance Expense	0	0	0
Net Finance Income	620	941	-321
Result before taxes	-24,605	-38,482	13,877

Taxes on income	2,661	4,881	-2,220
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-27,266	-43,363	16,097

Basic earnings per share (EUR)	-0.24	-0.39	0.15
Diluted earnings per share (EUR)	-0.24	-0.39	0.15

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	9M/2015	9M/2014	+/-

Profit or Loss	-27,266	-43,363	16,097

Currency translation adjustment	7,475	10,115	-2,640
Other comprehensive income	7,475	10,115	-2,640
Total comprehensive income attributable to equity holders of AIXTRON SE	-19,791	-33,248	13,457

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	30/09/2015	31/12/2014
Assets
Property, plant and equipment	80,924	77,299
Goodwill	75,709	64,813
Other intangible assets	6,386	2,458
Other non-current assets	674	382
Deferred tax assets	3,814	4,120
Tax assets	117	117
Total non-current assets	167,624	149,189
Inventories	87,037	81,694
Trade receivables less allowance kEUR 1,027 (2014: kEUR 945)	22,944	26,324
Current tax receivables	442	543
Other current assets	7,080	7,723
Other financial assets	126,044	151,494
Cash and cash equivalents	117,456	116,580
Total current assets	361,003	384,358
Total assets	528,627	533,547

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 111,576,608 (2014: 111,591,036)	111,577	111,591
Additional paid-in capital	372,404	371,781
Retained earnings	-98,068	-70,802
Income and expenses recognised in equity	10,607	3,132
Total shareholders’ equity	396,520	415,702
Other non-current liabilities	68	62
Other non-current accruals and provisions	3,020	1,206
Deferred tax liabilities	34	34
Total non-current liabilities	3,122	1,302
Trade payables	16,517	16,397
Advance payments from customers	84,751	66,928
Other current provisions	22,226	28,057
Other current liabilities	3,762	3,192
Current tax liabilities	1,729	1,969
Total current liabilities	128,985	116,543
Total liabilities	132,107	117,845
Total liabilities and shareholders’ equity	528,627	533,547

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	9M/2015	9M/2014

Cash flows from operating activities
Net income for the period (after taxes)	-27,266	-43,363
Reconciliation between profit and cash flow from operating activities
Expense from share-based payments	781	481
Depreciation and amortization expense	7,592	11,968
Net result from disposal of property, plant and equipment	-2	29
Deferred income taxes	503	-379

Change in
Inventories	-3,772	-15,566
Trade receivables	4,612	2,434
Other assets	911	508
Trade payables	-793	9,537
Provisions and other liabilities	-12,696	-8,969
Non-current liabilities	-394	-542
Advance payments from customers	16,978	244
Cash flow from operating activities	-13,546	-43,618

Cash flows from investing activities
Payments related to acquisitions	-6,276	0
Capital expenditures in property, plant and equipment	-9,838	-9,009
Capital expenditures in intangible assets	-473	-420
Proceeds from disposal of fixed assets	156	104
Bank deposits with a maturity of more than 90 days	27,536	15,417
Cash flow from investing activities	11,105	6,092

Cash flows from financing activities
Own shares acquired	-250	-250
Proceeds from issue of equity shares	83	162
Cash flow from financing activities	-167	-88

Effect of changes in exchange rates on cash and cash equivalents	3,483	5,161
Net change in cash and cash equivalents	876	-32,453
Cash and cash equivalents at the beginning of the period	116,580	167,454
Cash and cash equivalents at the end of the period	117,456	135,001

Interest paid		-34
Interest received	756	281
Income taxes paid	-2,347	-5,167
Income taxes received	81	6,618

* unaudited

5. Consolidated Statement of Changes in Equity*

			Income and expenses recognised directly in equity		Shareholders’ equity
	Subscribed			Retained	attributable to
	capital	Additional		Earnings/	the owners of
	under	paid-in-	Currency	Accumulated	AIXTRON SE
	IFRS	capital	translation	deficit	Total

Balance at January 1, 2015	111,591	371,781	3,132	-70,802	415,702
Share based payments		776			776
Transactions with shareholders
Own shares acquired	-35	-215			-250
New shares issued	21	62			83
Net income for the period				-27,266	-27,266
Other comprehensive income			7,475		7,475
Total comprehensive income			7,475	-27,266	-19,791
Balance at September 30, 2015	111,577	372,404	10,607	-98,068	396,520

			Income and expenses recognised directly in equity		Shareholders’ equity
	Subscribed			Retained	attributable to
	capital	Additional		Earnings/	the owners of
	under	paid-in-	Currency	Accumulated	AIXTRON SE
	IFRS	capital	translation	deficit	Total

Balance at January 1, 2014	111,535	370,842	-8,683	-8,291	465,403
Share based payments		499			499
Transactions with shareholders
Own shares acquired	-26	-224			-250
New shares issued	33	129			162
Net income for the period				-43,363	-43,363
Other comprehensive income			10,115		10,115
Total comprehensive income			10,115	-43,363	-33,248
Balance at September 30, 2014	111,542	371,246	1,432	-51,654	432,566

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (PR of China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan), PlasmaSi, Inc., Fremont (USA) and Genus Trust, Sunnyvale (USA). In comparison with December 31, 2014, there have been no changes to the consolidated group of companies except for the acquisition of PlasmaSi, Inc.

The Company has reclassified warranty expenses from Selling Expenses to Cost of Sales. This classification is the usual practice in the semiconductor equipment industry. 9M/2014 Selling Expenses have been reduced by EUR 715k and Cost of Sales increased by the same amount. Apart from the above mentioned change, the accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	Americas	Group
Revenues realized with third parties	9M/2015	97,189	16,182	21,903	135,274
	9M/2014	110.529	18,728	6,500	135,757
Segment assets (property, plant and equipment)	30/09/15	2,061	71,707	7,156	80,924
	31/12/14	2,209	73,113	1,977	77,299

3. Stock Option Plans

In the first nine months of 2015, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares. The status of these options developed as follows:

AIXTRON ordinary shares	Sep. 30, 2015	Exercised	Expired/Forfeited	Allocation	Dec 31, 2014
Stock options	2,927,515	20,625	343,756	0	3,291,896
Underlying shares	2,927,515	20,625	573,499	0	3,521,639

4. Employees

The total number of employees decreased from 798 on September 30, 2014 to 752 persons on September 30, 2015.

	2015		2014		+/-
Employees by Region	Sep-30%		Sep-30%		abs.	%
Asia	139	18	156	19	-17	-11
Europe	478	64	525	66	-47	-9
USA	135	18	117	15	18	15
Total	752	100	798	100	-46	-6

	2015		2014		+/-
Employees by Function	Sep-30%		Sep-30%		abs.	%
Sales	60	8	67	8	-7	-11
Research and Development	260	35	293	37	-33	-11
Manufacturing and Service	327	43	332	42	-5	-2
Administration	105	14	106	13	-1	-1
Total	752	100	798	100	-46	-6

5. Management

As compared to December 31, 2014, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2015.

6. Related Party Transactions

During the reporting period, AIXTRON did not initiate or conclude any material transactions with related parties.

7. PlasmaSi, Inc.

On April 1st, 2015, the Group acquired 100% of the voting equity interests of PlasmaSi Inc. (California, USA), obtaining control of the company. PlasmaSi enables the encapsulation of organic thin-films by depositing ultra-thin, light weight and flexible barrier films through its proprietary technology which is particularly well suited to OLED displays. In combining AIXTRON’s OVPD technology with PlasmaSi’s innovative approach, the Company will be able to add significant value in the production of flexible OLED applications.

The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are:

€000s
Cash & cash equivalents	1,408
Property, plant & equipment	52

Other current assets	23

Identifiable intangible assets	4,656
Other current liabilities	-2,928
Other non-current liabilities	-2,256
Contingent consideration	-3,889

Total identifiable liabilities	-2,934

Goodwill	10,618
Net assets acquired & consideration	7,684

Satisfied by:
Cash paid	7,684

Cash consideration	7,684

Less: cash acquired	-1,408

Net cash outflow arising on acquisition	6,276

During March 2015, AIXTRON made a short term loan to PlasmaSi, Inc. of USD 1.65m which is included in the other current liabilities assumed. The cash acquired of EUR 1.4m is effectively the cash needed to repay this loan to AIXTRON.

The goodwill arising on the acquisition of EUR 10.6m is underpinned by a number of elements which individually cannot be quantified. The most significant of these is the competitive advantage gained from AIXTRON’s complimentary products. None of the goodwill is expected to be deductible for tax purposes. Individually identifiable and quantifiable intangible assets amount to EUR 4.7m and represent the fair value of the developed technology acquired.

Contingent consideration of EUR 3.9m is payable if specified sales milestones are achieved. The contingent consideration has been valued at its gross contractual amount because all payments are expected to be made within 12 months.

If the acquisition had taken place at the beginning of the reporting period in which the acquisition occurred (January 1, 2015), on a pro forma basis, there would have been no material effect on the sales of the Group and the net loss would have increased by EUR 0.8m.

The accounting for the acquisition is not yet complete as the fair values of the assets and liabilities acquired will be finalized during the remainder of 2015.

8. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2015.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2015 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, October 27, 2015

AIXTRON SE
Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

Date: October 27, 2015
	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Chairman, President and
Chief Executive Officer

	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Acting Chief Financial Officer